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                                                                        ------------------------------
                                  UNITED STATES                                 OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION               ------------------------------
                              WASHINGTON, DC 20549                      OMB Number:         3235-0145
                                                                        Expires:    December 31, 2005
                                                                        Estimated average burden
                                  SCHEDULE 13D/A                        hours per response.........15
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934           ------------------------------
                               (Amendment No. 1)*
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                                  VOXWARE, INC.
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                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92906L105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                HARRY HUGE, ESQ.
                             25 EAST BATTERY STREET
                              CHARLESTON, SC 29481
                                TEL: 843-722-1628
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   MAY 5, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER


SEC 1746 (11-03)

CUSIP NO. 92906L105

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scorpion Nominees (BVI) Limited

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)

2                                                                (a) [_]
                                                                 (b) [_]
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      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
4
      OO (client funds)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      British Virgin Islands (BVI)
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                                  SOLE VOTING POWER
        NUMBER OF          7
                                  76,203,684
         SHARES            -----------------------------------------------------
                                  SHARED VOTING POWER
      BENEFICIALLY         8
                                  0
        OWNED BY           -----------------------------------------------------
                                  SOLE DISPOSITIVE POWER
     EACH REPORTING        9
                                  76,203,684
         PERSON            -----------------------------------------------------
                                  SHARED DISPOSITIVE POWER
          WITH             10
                                  0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      76,203,684
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      66%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON* (See Instructions)
14
      IV (Investment Management Company)
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.c., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

         This statement relates to the Series D Convertible Preferred Stock, $.001 par value per share (the "Series D Preferred") of Voxware, Inc., a Delaware corporation (the "Issuer") which are convertible into shares of common stock, $.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is Lawrenceville Office Park, P.O. Box 5363, Princeton, New Jersey 08543.

ITEM 2.        IDENTITY AND BACKGROUND.

         This statement is being filed by Scorpion Nominees (BVI) Limited, c/o Oracle Management Ltd. ("Oracle"), 85 Reid Street, Hamilton HM12, Bermuda ("Scorpion"), by its attorney and representative Harry Huge, Esq., 25 East Battery Street, Charleston, SC 29401. Scorpion is a limited BVI company which acts as a nominee company for Oracle's clients for investment purposes.

         The principal business of Scorpion is to invest in and assist growth-oriented businesses located principally in the United States and Europe.

         During the five years prior to the date hereof, Scorpion has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Scorpion is a limited company organized under the laws of British Virgin Islands.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Series D Convertible Preferred Stock Purchase Agreement dated as of April 16, 2003 by and among the Issuer, Scorpion and the investors (the "Investors") listed on the signature pages thereto (the "Purchase Agreement"), Scorpion purchased 40,790,167 shares of the Series D Preferred ("Scorpion Preferred Shares") from the Issuer in a private transaction for a total purchase price of $928,504.33, which Scorpion Preferred Shares are convertible into an aggregate of 40,790,167 shares of Common Stock within 60 days of June 27, 2003. The working capital of Scorpion was the source of the funds for the purchase. No part of the purchase price paid by Scorpion was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Scorpion Preferred Shares. In connection with the purchase of the Scorpion Preferred Shares, Scorpion also received a warrant to purchase additional shares of Series D Preferred (the "Scorpion Series D Warrant Shares") and a warrant to purchase additional shares of Common Stock (the "Scorpion Common Stock Warrant Shares," and together with the Scorpion Series D Warrant Shares, the "Warrant Shares") which warrants are exercisable within 60 days of June 27, 2003. Those Warrant Shares have been exercised and are included in the 40,790,167 Shares which are the subject of the original filing. This Amendment reflects that the original filing overstated the share holdings by 18,016 shares and the purchase price by $2,295.52

         A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred has been filed by Voxware is attached as an exhibit to their 2003 Annual Report filed with the Commission.

ITEM 4.        PURPOSE OF TRANSACTION.

         This Amendment No. 1 amends the Statement on Schedule 13D filed on January 22, 2004, by and on behalf of Scorpion (the "Statement"), with respect to the beneficial ownership of common stock, par value $0.01 per share, of the Issuer. The Statement, as amended by this Amendment No. 1, is referred to herein as Schedule 13D. This Schedule 13D is filed to report that on May 5, 2004, the Issuer entered into a stock purchase agreement in a private placement with Scorpion whereby Scorpion purchased an additional 33,350,000 shares of Series D Preferred Stock for a total purchase price of $500,250. The securities purchased by Scorpion have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of an effective registration or exemption registration requirements. The Issuer is required to register for resale by the investors the common stock issuable upon conversion of the Series D Preferred Stock under the Securities Act of 1933, as amended.

         In addition, Scorpion also holds Warrants to purchase an additional 756,667 common shares which Warrants may be exercisable within 60 days of May 5, 2004, and it has received quarterly common stock dividends convertible into additional 343,001 shares of Common Stock Class D Convertible Preferred Shares.

         Scorpion acquired the Series D Preferred and Warrant Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Scorpion may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, Scorpion has no present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)       Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         (a) Scorpion is the record and beneficial owner of 76,203,684 of the Scorpion Preferred Shares.

               Scorpion may be deemed to own beneficially 66% of the Common Stock of the Issuer, which percentage is calculated based upon 39,390,352 shares of Common Stock reported to be outstanding by the Issuer as of April 13, 2004, as adjusted pursuant to Rule 13-d-3(d)(1).

         (b)   Regarding the number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 76,203,684 shares for each Reporting Person.

               (ii) shared power to vote or to direct the vote: 0 shares for each Reporting Person.

               (iii)  sole power to dispose or to direct the disposition:
                      76,203,684 shares for each Reporting Person.

               (iv) shared power to dispose or to direct the disposition: 0 shares for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Preferred or Warrant Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by Scorpion.

         (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On May 5, 2004, Voxware, Inc. (the "Company") announced that it entered into definitive agreements with certain accredited investors in connection with a private placement of the Compant's Series D Preferred Stock, raising gross proceeds to the Company of approximately $2 million. It was pursuant to this transaction that Scorpion purchased 33,350,000 shares as described in this Amendment No. 1.

          Pursuant to the Purchase Agreement, the Company has issued and sold an aggregate of 136,730,000 shares of Series D Preferred Stock at a purchase price of $0.015 per share for aggregate gross proceeds to the Company of $2,050,950. The shares of Series D Preferred Stock have a 7% dividend payable in cash or equity, and are convertible into Voxware common stock at an initial conversion ratio of one share of common stock for each share of Series D Convertible Preferred Stock.

          It is anticipated that the net proceeds from the financing will be used for sales and marketing initiatives, research and development activities, general corporate administration and overhead expenses, and repayment of debt.

          The Company is required to register for resale by the investors the common stock issuable upon conversion of the Series D Convertible Preferred Stock under the Securities Act of 1933, as amended. In connection with the financing, the Company has also agreed to execute Amendment No. 1 to Investor Rights Agreement and Amendment No. 1 to Stockholders Agreement.

          A copy of each of the Series D Preferred Stock Purchase Agreement, Amendment No. 1 to Investor Rights Agreement, Amendment No. 1 to Stockholders Agreement, the Certificate of Amendment to the Certificate of Incorporation and the related press release of the Company, dated May 5, 2004, are filed herewith as exhibits, and are incorporated herein by reference. The foregoing description of the issuance of Series D Preferred Stock by the Company is qualified in its entirety by reference to such exhibits.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description
-----------     -----------

     1 Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Voxware, Inc.

     2 Series D Convertible Preferred Stock Purchase Agreement by and among Voxware, Inc. and the Purchasers listed on the signature pages thereto, dated as of April 30, 2004.

  10.2 Amendment No. 1 to Investor Rights Agreement by and between Voxware, Inc. and the Investors listed on the signature pages thereto.

Exhibit I - Amended and Restated Certificate of Incorporation *

Exhibit II - Investor Rights Agreement *

         * Previously filed with the Commission in connection with Voxware's periodic reports as Exhibits to, and incorporated by reference from the following documents:

         (2) Filed in connection with Voxware, Inc.'s current report on Form 8-K that was filed on May 7, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:    May 18, 2004

SCORPION NOMINEES (BVI) LIMITED

BY:  ________________________________

Name:    Harry Huge, Esq.
         25 East Battery Street
         Charleston, SC 29401
         843 722 1628

Title:   Counsel

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         May 18, 2004
--------------------------------------------------------------------------------
Date

         /s/ Harry Huge
--------------------------------------------------------------------------------
Signature

         Harry Huge, Counsel
--------------------------------------------------------------------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filled with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

(1)      Scorpion is the record and beneficial owner of the reported securities.

(2) The shares of Series D Convertible Preferred Stock reported hereby are convertible (i) at any time at the option of the holder of the Series D Convertible Preferred Stock, or (ii) the date on which mandatory conversion occurs pursuant to the Amended and Restated Certificate of Incorporation of the Issuer.

(3)      1-1